UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 29, 2022
(Date of earliest event reported)

Atlis Motor Vehicles, Inc
(Exact name of registrant as specified in its charter)

          Delaware							381-4380534
    (State of Incorporation)						 (I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116
Mesa, AZ 85205
(Full mailing address of principal executive offices)

(602) 309-5425
(Issuer?s Telephone number, including area code)

Class A common stock
(Title of each class of securities issued pursuant to Regulation A)


Item 9.	        OTHER EVENTS

Atlis Motor Vehicles, Inc (the Company) is unable to meet the extended filing* deadline for its Annual Report on Form 1-K pursuant to 17 CFR 230.257 (f) due* to the Company's audit team having been unable to timely finalize the audit* and produce audited financial statements within the required 120 day period.* Due to some complications in reporting employee stock options, the audited* financial statements have taken longer to produce than expected. While the* Company was obligated to file its Annual Report within the prescribed time* period, the Company states in good faith that factors outside of its control* have left it unable to timely file its Annual Report on Form 1-K. The Company* will file the Annual Report no later than May 6, 2022.*



SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this* report to be signed on its behalf by the undersigned, thereunto duly* authorized.

      Atlis Motor Vehicles, Inc
      By: /s/ Mark Hanchett
      Name: Mark Hanchett
      Title: Chief Executive Officer
      Date: April 29, 2022